UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File 001 - 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

This is to inform you that the Division Bench of Hon’ble Delhi High Court on Friday, 26 March 2021, set aside a single judge order directing the Government of India (GoI) to extend the Production Sharing Contract (PSC) with Vedanta Limited and ONGC for Barmer block in Rajasthan on same terms and conditions.

As per the latest judgement, extension of the PSC will come under the GoI Extension Policy dated April 7, 2017 which inter-alia entails extension on payment of an additional 10 percent profit petroleum to the GoI. In line with this Policy, in respect of previously reported quarters of the financial year 2020-21, this shall result in cash outflow to the extent of additional profit petroleum, however, there is no adverse impact on the Income statement as the amount has been fully provided for.

Cairn Oil & Gas, Vedanta Limited, is in the process of reviewing the court’s order and will assess the next course of action.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer